(Translation)

June 24, 2013

TOYOTA MOTOR CORPORATION

Akio Toyoda

Telephone Number: 0565-28-2121

Code Number: 7203

http://www.toyota.co.jp

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.	TMC ’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the “Guiding Principles at Toyota”, which is a statement of TMC’s fundamental business policies. Also, TMC adopted and presented the CSR Policy “Contribution towards Sustainable Development”, an interpretation of the “Guiding Principles at Toyota” that organizes the relationships with its stakeholders. We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than 20% but less than 30%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
Japan Trustee Services Bank, Ltd.	328,913,030	9.54
Toyota Industries Corporation	218,515,684	6.34
The Master Trust Bank of Japan, Ltd.	185,036,468	5.37
State Street Bank and Trust Company	132,366,443	3.84
Nippon Life Insurance Company	129,455,690	3.75
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	82,399,279	2.39
Trust & Custody Services Bank, Ltd.	75,309,543	2.18
Mitsui Sumitomo Insurance Company, Limited	66,063,595	1.92
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	61,752,286	1.79
Denso Corporation	58,903,366	1.71

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of March 31, 2013. In addition to the above, TMC owns 280,568,824 of its own shares as treasury stock.

3.	Business Attributes

Stock exchange and section	Tokyo: 1st Section, Osaka: 1st Section, Nagoya: 1st Section, Fukuoka: Existing Market, Sapporo: Existing Market
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

Daihatsu Motor Co., Ltd. and Hino Motors, Ltd. are listed subsidiaries of TMC in which we hold the majority of the total issued and outstanding shares. While we continue to maintain a close cooperative relationship with these two companies, TMC respects the independence of their business activities.

II.      Corporate Governance System of Management Business Organization, Etc. for Management Decision Making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Directors]
Number of Directors pursuant to the Articles of Incorporation	20 persons
Term of Directors pursuant to the Articles of Incorporation	1 year
Chairman of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Directors	16 persons
Election of Outside Directors	Elected
Number of Outside Directors	3 persons
Established number of Independent Directors within the Outside Directors	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Ikuo Uno	Comes from other company				X				X
Haruhiko Kato	Comes from other company				X	X			X
Mark T. Hogan	Comes from other company					X			X

*1	Select the relevant “Relationship with the Company”
a	Comes from parent company
b	Comes from other affiliate company
c	Major shareholder of the company
d	Concurrently holds office as outside director or outside audit & supervisory board member of another company
e	Holds office as management director or executive officer, etc. of another company
f

Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company

g	Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h	Limitation of Liability Agreement is executed between the said person and the company
i	Other

Relationship with the Company (2)

Name	Independent Director	Supplementary Information	Reason for election as Outside Director (and the reason for designation as an Independent Director if so designated)
Ikuo Uno	¡	TMC’s current Outside Director, Mr. Ikuo Uno, formerly served as an executive of Nippon Life Insurance Company. A summary of the business transactions entered into between TMC and Nippon Life Insurance Company has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Director of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Haruhiko Kato	¡	TMC’s current Outside Director, Mr. Haruhiko Kato, concurrently serves as an executive of Japan Securities Depository Center, Inc. A summary of the business transactions entered into between TMC and Japan Securities Depository Center, Inc. has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Director of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Mark T. Hogan	¡	TMC’s current Outside Director, Mr. Mark T. Hogan, formerly served as an executive of General Motors Corporation. General Motors Company acquired substantially all of the assets and assumed certain liabilities of General Motors Corporation. A summary of the business transactions entered into between TMC and General Motors Company has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Director of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Auditors]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	7 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	4 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	4 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Yoichi Morishita	Comes from other company				X				X
Akishige Okada	Comes from other company				X				X
Kunihiro Matsuo	Attorney-at-law				X				X
Yoko Wake	Academic								X

*1	Select the relevant “Relationship with the Company”
a	Comes from parent company
b	Comes from other affiliate company
c	Major shareholder of the company
d	Concurrently holds office as outside director or outside audit & supervisory board member of another company
e	Holds office as management director or executive officer, etc. of another company
f

Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company

g	Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h	Limitation of Liability Agreement is executed between the said person and the company
i	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Yoichi Morishita	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Yoichi Morishita, formerly served as an executive of Panasonic Corporation, a corporation with which TMC conducts business transactions totaling approximately 230 billion yen per year, including the purchase of automobile parts (based on fiscal 2013 results).

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Akishige Okada	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Akishige Okada, formerly served as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Kunihiro Matsuo	¡	—

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Yoko Wake	¡	TMC’s current Outside Audit & Supervisory Board Member, Ms. Yoko Wake, concurrently serves as an executive of the Association for World Economic Studies. A summary of the business transactions entered into between TMC and the Association for World Economic Studies has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors

In order to receive advice based on her broad experiences and insight in her field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as she would be able to undertake audits from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Independent Directors/Audit & Supervisory Board Members]

Number of Independent Directors/Audit & Supervisory Board Members	7 persons

Other matters relating to Independent Directors/Audit & Supervisory Board Members

All Outside Directors/Audit & Supervisory Board Members that qualify as Independent Directors/Audit & Supervisory Board Members have been designated as Independent Directors/Audit & Supervisory Board Members.

[Incentives]

Implementation of measures on incentive allotment to Directors	Adoption of stock option plans

Supplementary Information

We had granted stock options up to and including August 2010, but have not made such offerings since 2011.

Grantees of stock options	Directors (other than Outside Directors), Employees, Directors of subsidiaries, Employees of subsidiaries and Others

Supplementary Information

The Grantees of stock options listed above are those who hold unexpired options that were granted to them up to and including August 2010.

[Directors’ Remuneration]

Disclosure Status (of individual Director remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Director remuneration was set at 130 million yen or less per month, pursuant to the resolution of the 107th Ordinary General Shareholders’ Meeting held on June 17, 2011. In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008.

[Support System for Outside Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Directors and others disclose adequate information to Outside Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

2.      Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

In March 2011, TMC announced the “Toyota Global Vision” and commenced “Visionary Management”. This is based on Toyota’s values that have guided Toyota since its founding, such as the “Guiding Principles at Toyota” and the “Toyota Way,” which aim to exceed customer expectations by the development of ever-better cars and enriching the lives of societies, and to be rewarded with a smile that ultimately leads to the stable base of business.

Toyota’s current management structure is based on the structure introduced in April 2011. In order to fulfill the Toyota Global Vision, Toyota reduced the Board of Directors and decision-making layers, and has endeavored to swiftly communicate the views of customers and information from operations on-ground to management and facilitate rapid management decision making.

In April 2013, TMC made organizational changes with the aim of further increasing the speed of decision-making by clarifying responsibilities for operations and earnings, specifically by dividing the automotive business into the following four units — Lexus International (Lexus business); Toyota No. 1 (North America, Europe and Japan); Toyota No. 2 (China, Asia & Middle East, East Asia & Oceania; Africa, Latin America & Caribbean); and Unit Center (engine, transmission and other “unit”-related operations) — and an Executive Vice President was put in charge of the operations of each unit in order to realize organizational change that supports operations and earnings responsibility.

Additionally, in order to achieve sustainable growth through the continuous development of even-better cars that exceed customer expectations around the world, and realize the Toyota Global Vision, the TNGA Planning Division, an organization directly under Toyota’s top management, was established in order to rapidly promote the implementation of the “Toyota New Global Architecture (TNGA).”

With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in TMC’s strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu). At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three Outside Directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. While TMC currently does not have its own standard or policy on independence in appointing Outside Directors, TMC believes that such appointments are appropriate since various rules on independence, such as stock exchange regulations, are used as references in making such appointments. We believe our Outside Directors will advise us in our management decision-making process based on their broad experiences and insight in their respective fields of expertise.

TMC has an “International Advisory Board” consisting of advisors from each region overseas, and, as appropriate, receives advice on a wide range of management issues from a global perspective. In addition, TMC has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference”, and the “Toyota Environment Committee.”

In order to manage and implement important activities for fulfilling social responsibilities, TMC has established the “CSR Committee,” at the core consisting of directors at the executive vice president level and above as well as representatives of the Audit & Supervisory Board to review important issues relating to corporate ethics, legal compliance, risk management and social contribution, and also to develop action plans concerning these issues. TMC has also created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that TMC is aware of significant information concerning legal compliance as quickly as possible. TMC will continue to promote the “Toyota Code of Conduct” which is a guideline for employees’ behavior and conduct for employees of TMC and its consolidated subsidiaries (together “Toyota”) all around the world. TMC will work to advance corporate ethics through training and education at all levels and in all departments.

TMC has adopted an auditor system. Seven Audit & Supervisory Board Members (including four Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. In addition, TMC has secured the personnel and framework supporting the audit by Audit & Supervisory Board Members. The Outside Audit & Supervisory Board Members advise TMC from a fair and neutral perspective, based on their broad experiences and insight in their respective fields of expertise. While TMC currently does not have its own standard or policy on independence in appointing Outside Audit & Supervisory Board Members, TMC believes that such appointments are appropriate since various rules on independence, such as stock exchange regulations, are used as references in making such appointments. The state of internal controls and internal audits are reported to Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board and the “CSR Committee”, and the status of accounting audits is reported by independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. To enhance the system for internal audits, a specialized organization made independent of direct control by the management evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan. In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to make a prompt management decision, and enables us to review whether such management decisions are accepted by our customers and society. TMC believes that our current system, involving the supervision and auditing of the execution of business by our Board of Directors (including Outside Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system for us.

III.	Implementation of measures for shareholders and other stakeholders

1.    Approach toward the vitalization of general shareholders’ meetings and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of general shareholders’ meetings	We endeavor to distribute the notice of convocation of general shareholders’ meetings prior to the date designated by law.

Scheduling of general shareholders’ meetings avoiding the date on which general shareholders’ meetings of companies are concentrated	We convene general shareholders’ meetings avoiding the date on which general shareholders’ meetings of companies are most and second most concentrated on.

Exercise of voting rights by electronic means	We enable shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	We participate in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	We create English-language convocation notices, and make them available on both our company homepage as well as within electronic voting platforms for institutional investors.

2.	IR activities

	Explanation by representative members of the board	Supplementary Information
Convene periodic briefing for individual investors	No	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.

Convene periodic briefing for analysts and institutional investors	Yes	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.

Convene periodic briefing for foreign investors	Yes	Explaining financial results and business strategies of the relevant business year by visiting foreign investors and holding conference calls every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened in the United States and in Europe.

Disclosure of IR documents on the website	Yes	In addition to legal disclosure documents such as annual securities reports, annual reports and references at result briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches.

IR related divisions (personnel)	—	TMC maintains IR personnel in the Accounting Division and Public Affairs Division, and offices resident IR personnel in New York and London.

Other	—	Implementing one-on-one meetings with investors, plant tours, etc.

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position	For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the CSR Policy “Contribution towards Sustainable Development”.

Promotion of environmental preservation activities and CSR activities	TMC has long engaged in business with the idea of corporate social responsibility (“CSR”) in mind. This idea is clarified in the CSR Policy “Contribution towards Sustainable Development”, and it clearly conveys TMC’s basic policies concerning CSR to both internal and external stakeholders. Regarding the environment, TMC has positioned it as a top management priority and adopted the “Toyota Earth Charter” in 1992. TMC created the “Toyota Environmental Action Plan” that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation activities. As for philanthropic activities, TMC newly adopted the “Basic Philosophy and Policy on Philanthropic Activities” in 2005 in light of the global expansion of its business and the increasing societal expectations towards Toyota. TMC vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development. These CSR activities are disclosed in the report titled “Sustainability Report”.

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of corporate and financial information as stated in the CSR Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report, quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

IV.	Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Companies Act:

(1)    System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)    TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)    TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)    TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors

Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)    TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)    TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)    TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)    As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently

1)    TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)    The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each center, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the responsible officers.

3)    TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)    System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)    TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)    TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)    TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)    System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)    TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)    TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)    System concerning employees who assist the Audit & Supervisory Board Members when required

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function.

(8)    Independence of the employees described in the preceding item (7) from Directors

Any changes in personnel in the Audit & Supervisory Board Office will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

(9)    System for Directors and employees to report to Audit & Supervisory Board Members, and other related systems

1)    Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)    Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the business upon requests by the Audit & Supervisory Board Members periodically and as needed.

(10)    Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

See the Diagram described in the attachment at the end.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct”, TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct”.

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V.	Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid        None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes Toyota’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

Toyota practices its guiding principle of disclosing operating results, business and financial information in a timely and appropriate manner. Such guiding principles are set forth in the CSR Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

Toyota has established a Disclosure Committee that is chaired by the officer responsible for the accounting division in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)    Collection of information

Collect information of Toyota and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)    Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules and the Japanese Financial Instruments and Exchange Act.

(3)    Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)    Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)    Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

Diagram as Supplementary Information